July 31, 2019

Mr. Mark Brunhofer

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	IDEXX Laboratories, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed on February 15, 2019

File No. 000-19271

Dear Mr. Brunhofer:

This letter sets forth below the detailed response of IDEXX Laboratories, Inc. and its wholly-owned and majority-owned subsidiaries (collectively, “we”, “us” or the “Company”) to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated July 19, 2019 with respect to the above-referenced Form 10-K (the “2018 Form 10-K”). In responding to the Staff’s comment, our response is preceded by a reproduction of the Staff’s comment. This letter has been filed with the Commission as correspondence through EDGAR.

We understand that you will be reviewing our response and may have additional comments. We welcome any questions you may have and thank you for your attention to our filing. Please feel free to contact our Chief Financial Officer at the telephone number provided at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Notes to Consolidated Financial Statements

Note 3: Revenue Recognition, page F-18

Staff Comment:

On page F-19 you disclose that diagnostic products and accessories revenues (including consumables) are recognized and invoiced at the time of shipment, which is when the customer obtains control of the product based on legal title transfer. On page 35, you disclose that SediVue Dx consumables are charged to customers upon utilization, which you refer to as pay-per-run. Please tell us your policy for recognizing revenue for SediVue Dx consumables and how your recognition conforms with your disclosed recognition policy. In your response, tell us why you do not charge a customer until after utilization and clarify when title passes. Reference for us the authoritative literature relied upon to support your accounting.

IDEXX Laboratories, Inc.

One IDEXX Drive, Westbrook, Maine 04092 USA, idexx.com

1-207-556-0300     1-800-548-6733     f. 1-207-556-4346

Mr. Mark Brunhofer

United States Securities and Exchange Commission

July 31, 2019

IDEXX Response:

SediVue Dx consumable revenues are recognized upon customer utilization and represented less than 1% of IDEXX revenues for the year ended December 31, 2018. The Company’s revenue recognition policy for SediVue Dx differs from other IDEXX diagnostic products and accessories. For these other products the customer obtains control and revenue is recognized at the time of shipment.

The Company implemented a pay-per-run invoicing model to incentivize adoption of the new automated urinalysis technology introduced with the SediVue Dx analyzer in 2016. The pay-per-run invoicing model is intended to improve customer adoption rates by removing the cost to hold SediVue Dx consumables inventory. The Company monitors the utilization of SediVue Dx consumables and automatically delivers enough consumables to ensure customers have adequate inventory on-hand based on their anticipated usage. We believe that this auto-replenishment program further improves customer adoption rates by removing the need for customers to monitor and order inventory. Customers receive one monthly invoice for SediVue Dx consumables based on utilization and have no obligation to pay for or return unused or damaged consumables.

The Company considered the guidance on transfer of control in paragraphs ASC 606-10-25-23 through 25-26, as well as the indicators of transfer of control as described in ASC 606-10-25-30 in determining the revenue recognition policy for SediVue Dx consumables. The Company concluded that transfer of control for consumables sold under a pay-per-run arrangement occurs at the time consumables are utilized. The Company concluded control of the consumables transferred upon utilization of the consumable because that is the point when the Company has a present right to payment and the risks and rewards of ownership transfer, which we believe are the key indicators in this assessment. While other control indicators such as legal title passing to customers upon shipment and physical possession by customers upon delivery, we do not believe these factors would change this assessment.

The Company’s revenue recognition policy for SediVue Dx consumables is not described in Note 3: Revenue Recognition because, as discussed above, Sedivue Dx consumable revenues are not material to IDEXX revenues. However, in response to the Staff’s comment, the Company intends to include in its future periodic filings, beginning with the June 30, 2019 Form 10-Q, revised disclosure to clarify that diagnostic products and accessories revenues are predominately recognized at the time of shipment. The revised disclosure will be similar to the following (change in bold type face), based on the Notes to the Consolidated Financial Statements, Note 3: Revenue Recognition, Diagnostic Products and Accessories on page F-19 in the Company’s 2018 Form 10-K:

Mr. Mark Brunhofer

United States Securities and Exchange Commission

July 31, 2019

“Diagnostic Products and Accessories. Diagnostic products and accessories revenues, including IDEXX VetLab consumables and accessories, rapid assay, LPD, Water, and OPTI testing products, are predominantly recognized and invoiced at the time of shipment, which is when the customer obtains control of the product based on legal title transfer and we have the right to payment. Shipping costs reimbursed by the customer are included in revenue and cost of sales. As a practical expedient, we do not account for shipping activities as a separate performance obligation.”

Further, in response to the Staff’s comments and to clarify the Company’s reference to pay-per-run within the Description of Business Segments as part of Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Company intends to include in its future filings, beginning with the 2019 Form 10-K, expanded disclosure related to revenue recognition for consumables similar to the following (changes in bold type face).

“Our SediVue Dx instrument was launched in North America early in 2016 and in the U.K. and Australia in the fourth quarter of 2016. During 2017, we continued to launch SediVue Dx internationally. As of December 31, 2018, our premium SediVue Dx analyzers provided for an active installed base of nearly 6,600 units globally, as compared to approximately 4,000 units in 2017 and approximately 1,500 units in 2016. This instrument and single-use consumable system provides a highly accurate way to automate the process of examining urine under a microscope. We provide customers with SediVue Dx consumables that are charged upon utilization, which we refer to as pay-per-run, as compared to other instruments where we charge upon shipment of consumables. This pay-per-run consumable revenue stream is contributing to our continuing growth, however is not currently material relative to IDEXX’s overall revenue.”

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We hope that the foregoing satisfactorily responds to the Staff’s comment. We request that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to Brian P. McKeon, our Chief Financial Officer, at (207) 556-6396.

Sincerely,

/s/ Brian P. McKeon

Chief Financial Officer

cc:	Mr. Jim Rosenberg, Office of Healthcare and Insurance, Division of Corporation Finance, U.S. Securities and Exchange Commission

Ms. Sharon E. Underberg, General Counsel